Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
June 30, 2017 and 2016

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	Notes	June 30, 2017 $	December 31, 2016 $
Assets
Current assets
Cash and cash equivalents	3	16,676,298	12,034,282
Short-term investments	3	—	2,088,800
Accounts receivable		62,109	54,406
Prepaid expenses		485,075	260,841
Total current assets		17,223,482	14,438,329
Non-current assets
Property and equipment		355,309	319,955
Total non-current assets		355,309	319,955

Total assets		17,578,791	14,758,284
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		3,310,948	4,068,664
Total current liabilities		3,310,948	4,068,664
Commitments	7
Shareholders’ equity
Share capital Authorized: unlimited Issued:
June 30, 2017 – 139,231,722
December 31, 2016 – 121,258,222	4	270,091,373	262,321,825
Warrants	4	3,617,900	—
Contributed surplus	5	26,766,168	26,643,044
Accumulated other comprehensive loss		488,572	554,060
Accumulated deficit		(286,696,170)	(278,829,309)
Total shareholders’ equity		14,267,843	10,689,620
Total liabilities and equity		17,578,791	14,758,284
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Notes	Three Month Period Ending June 30, 2017 $	Three Month Period Ending June 30, 2016 $	Six Month Period Ending June 30, 2017 $	Six Month Period Ending June 30, 2016 $
Expenses
Research and development	5, 11, 12	2,918,673	1,490,956	5,186,744	4,217,085
Operating	5, 11, 12	1,444,543	1,125,458	2,744,843	2,485,870
Operating loss		(4,363,216)	(2,616,414)	(7,931,587)	(6,702,955)
Interest income		14,163	35,537	64,878	105,158
Loss before income taxes		(4,349,053)	(2,580,877)	(7,866,709)	(6,597,797)
Income tax (recovery) expense		(89)	169	(152)	314
Net loss		(4,349,142)	(2,580,708)	(7,866,861)	(6,597,483)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment		(44,740)	(130,827)	(65,488)	(300,886)
Net comprehensive loss		(4,393,882)	(2,711,535)	(7,932,349)	(6,898,369)
Basic and diluted loss per common share	6	(0.03)	(0.02)	(0.06)	(0.06)
Weighted average number of shares (basic and diluted)	6	127,349,643	119,601,638	124,320,760	118,900,812
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Notes	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $
As at December 31, 2015		261,324,692	—	26,277,966	760,978	(263,689,330)	24,674,306
Net loss and comprehensive loss		—	—	—	(300,886)	(6,597,483)	(6,898,369)
Issued pursuant to "At the Market" Agreement	4	1,078,193	—	—	—	—	1,078,193
Issued pursuant to incentive share award plan	5	41,000	—	(41,000)	—	—	—
Share issue costs	4	(468,363)	—	—	—	—	(468,363)
Share based compensation	5	—	—	201,266	—	—	201,266
As at June 30, 2016		261,975,522	—	26,438,232	460,092	(270,286,813)	18,587,033

		Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $
As at December 31, 2016		262,321,825	—	26,643,044	554,060	(278,829,309)	10,689,620
Net loss and comprehensive loss		—	—	—	(65,488)	(7,866,861)	(7,932,349)
Issued pursuant to "At the Market" agreement	4	668,648	—	—	—	—	668,648
Issued pursuant to public offering	4	7,893,600	3,617,900	—	—	—	11,511,500
Issued pursuant to stock option plan	5	461,823	—	(166,473)	—	—	295,350
Share issue costs	4	(1,254,523)	—	—	—	—	(1,254,523)
Share based compensation	5	—	—	289,597	—	—	289,597
As at June 30, 2017		270,091,373	3,617,900	26,766,168	488,572	(286,696,170)	14,267,843
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Notes	Three Month Period Ending June 30, 2017 $	Three Month Period Ending June 30, 2016 $	Six Month Period Ending June 30, 2017 $	Six Month Period Ending June 30, 2016 $

Operating Activities
Net loss for the period		(4,349,142)	(2,580,708)	(7,866,861)	(6,597,483)
Amortization - property and equipment		25,688	44,675	49,724	90,617
Share based compensation	5, 11	155,708	119,626	289,597	201,266
Unrealized foreign exchange gain		(164,676)	(243,914)	(112,644)	(102,619)
Net change in non-cash working capital	10	(216,906)	37,581	(854,552)	762,236
Cash used in operating activities		(4,549,328)	(2,622,740)	(8,494,736)	(5,645,983)
Investing Activities
Acquisition of property and equipment		(80,050)	(5,702)	(85,886)	(5,702)
Redemption (purchase) of short-term investments		—	—	2,088,800	(27,823)
Cash used in investing activities		(80,050)	(5,702)	2,002,914	(33,525)
Financing Activities
Proceeds from "At the Market" equity distribution agreement	4	570,027	710,374	559,527	609,830
Proceeds from public offering	4	10,366,098	—	10,366,098	—
Proceeds from exercise of options	5	295,350	—	295,350	—
Cash provided by financing activities		11,231,475	710,374	11,220,975	609,830
Increase (decrease) in cash		6,602,097	(1,918,068)	4,729,153	(5,069,678)
Cash and cash equivalents, beginning of period		10,102,393	20,233,408	12,034,282	24,016,275
Impact of foreign exchange on cash and cash equivalents		(28,192)	5,641	(87,137)	(625,616)
Cash and cash equivalents, end of period		16,676,298	18,320,981	16,676,298	18,320,981
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2017

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our interim consolidated financial statements for the period ended June 30, 2017, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on August 2, 2017. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, REOLYSIN®, is a potential immuno-oncology viral-agent that may be a novel treatment for certain types of cancer and may be an alternative to existing cytotoxic or cytostatic therapies. Our clinical development program for REOLYSIN emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immune modulator (IMiD) combinations to facilitate innate immune responses and immuno-therapy combinations to produce adaptive immune responses.

Note 2: Basis of Financial Statement Presentation
Our interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries as at June 30, 2017 and are presented in Canadian dollars, our functional currency.
Our accounts are prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board (“IASB”). The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2016. We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2016.
Note 3: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $14,239,385 (December 31, 2016 – $10,679,992).  The current annual interest rate earned on these deposits is 0.93% (December 31, 2016 – 0.96%).

Short-Term Investments
Short-term investments consisted of guaranteed investment certificates which are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. The objectives for holding short-term investments were to invest our excess cash resources in investment vehicles that provided a better rate of return compared to our interest bearing bank account with limited risk to the principal invested. We intended to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treated these as held-to-maturity short-term investments.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2017

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
June 30, 2017
Short-term investments	—	—	—	—	—	—%
December 31, 2016
Short-term investments	2,088,800	2,088,800	—	2,088,800	2,088,800	1.41%

Fair value is determined by using published market prices provided by our investment advisor.

Note 4: Share Capital
Authorized:
Unlimited number of no par value common shares.

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2015	118,151,622	261,324,692	—	—
Issued pursuant to incentive share award plan	100,000	41,000	—	—
Issued pursuant to "At the Market" equity distribution agreement(a)	3,006,600	1,456,296	—	—
Share issue costs	—	(500,163)	—	—
Balance, December 31, 2016	121,258,222	262,321,825	—	—
Issued pursuant to stock option plan	686,500	461,823	—	—
Issued pursuant to "At the Market" equity distribution agreement(a)	842,000	668,648	—	—
Issued pursuant to public offering(b)	16,445,000	7,893,600	16,445,000	3,617,900
Share issue costs	—	(1,254,523)	—	—
Balance, June 30, 2017	139,231,722	270,091,373	16,445,000	3,617,900

(a)
On February 25, 2016, we entered into an "at-the-market" equity distribution agreement with Canaccord Genuity Inc. acting as our sole agent with an aggregate offering value of $4.6 million and allows us to sell our common shares through the facilities of the Toronto Stock Exchange or other "marketplace” (as defined in National Instrument 21-101 Marketplace Operation) in Canada (our "Canadian ATM"). Subject to the terms of our Canadian ATM, we are able to determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During the period ending June 30, 2017, we sold 842,000 (2016 - 1,981,500) common shares for gross proceeds of $668,648 (2016 - $1,078,193). We incurred share issue costs of $109,121 (2016 - $468,363).

(b)
On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold at a purchase price of $0.70 per unit for gross proceeds of $11,511,500. Each unit included one common share (ascribed value of $0.48) and one common share purchase warrant (ascribed value of $0.22). The ascribed value was determined using the relative fair value method. The ascribed value of the common share purchase warrants was determined using the Black Scholes option pricing model. Each common share purchase warrant entitles the holder to purchase one common share in the capital of the Company until June 1, 2022, at an exercise price of $0.95. The common share purchase warrants will be subject to acceleration if the volume weighted average price of the Company's common shares equals or exceeds $2.50 for 15 consecutive trading dates. We incurred share issue costs of $1,145,402.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2017

Warrants
The following table summarizes the assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of warrants issued:

2017
Risk-free interest rate	0.70%
Expected hold period to exercise	2.0 years
Volatility in the price of the Company's shares	89.30%
Dividend yield	Nil

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the warrants. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant and the expected life of the warrants represents the estimated length of time the warrants are expected to remain outstanding.

The following table summarizes our outstanding warrants at June 30, 2017:

Exercise Price	Outstanding, Beginning of Period	Granted During the Period	Outstanding, End of Period	Weighted Average Remaining Contractual Life (years)
$0.95	—	16,445,000	16,445,000	4.92

Note 5: Share Based Payments

Stock Option Plan

We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at June 30:

	2017		2016
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of period	8,674,227	1.83	8,561,394	2.17
Granted during the period	140,000	0.38	—	—
Expired during the period	(17,900)	2.25	(706,667)	3.64
Forfeited during the period	(702,000)	3.26	(100,000)	1.69
Exercised during the period	(686,500)	0.43	—	—
Outstanding, end of period	7,407,827	1.80	7,754,727	2.04
Options exercisable, end of period	5,766,243	2.21	5,669,727	2.63

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2017

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2017:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.26 - $0.41	1,989,000	9.4	0.30	1,082,666	0.32
$0.42 - $0.57	1,562,500	8.4	0.42	838,500	0.42
$0.58 - $1.87	1,460,667	6.5	1.54	1,449,417	1.55
$1.88 - $3.95	1,289,660	3.7	3.04	1,289,660	3.04
$3.96 - $6.72	1,106,000	4.5	5.34	1,106,000	5.34
	7,407,827	6.9	1.80	5,766,243	2.21
Non-exercisable options vest annually over periods ranging from one to three years or upon satisfaction of certain performance conditions.

The estimated fair value of stock options granted during the period was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2017	2016

Risk-free interest rate	0.90%	—
Expected hold period to exercise	3.0 years	—
Volatility in the price of the Company's shares	88.71%	—
Rate of forfeiture	3.67%	—
Dividend yield	Nil	—
Weighted average fair value of options	$0.22	—

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.
Incentive Share Award Plan
Restricted Share Units
We have issued restricted share units ("RSU") to non-employee directors through our incentive share award plan. Grants of RSU to non-employee directors vest either on the third anniversary date from the grant date or when the director ceases to be a member of the board. The following RSU are outstanding at June 30:

	2017	2016
Outstanding, beginning of the period	1,322,829	368,831
Granted during the period(1)	87,559	37,812
Vested during the period	—	(100,000)
Outstanding, end of the period	1,410,388	306,643
(1)The weighted average fair value of the RSU granted was $0.59 in 2017.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2017

Performance Share Units
We have also issued performance share units ("PSU") to certain officers and employees of the Company. Grants of PSU require completion of certain performance criteria and cliff vest after three years or vest over a three year period, depending on the grant. PSU grants to certain officers will vest immediately upon a change of control of the Company. If certain officers cease employment with the Company, vesting occurs on a pro rata basis prior to the third anniversary of the grant but after the first anniversary. The following PSU are outstanding at June 30:

	2017	2016
Outstanding, beginning of the period	840,000	—
Granted during the period(1)	60,000	—
Vested during the period	—	—
Outstanding, end of the period	900,000	—
(1)The weighted average fair value of the PSU granted was $0.35 in 2017.

We have reserved 13,923,172 common shares for issuance relating to outstanding stock options. Compensation expense related to stock options, RSU and PSU was $155,708 and $289,597 for the three and six month periods ending June 30, 2017, respectively (2016 - $119,626 and $201,266, respectively).

Note 6: Loss Per Common Share

Loss per common share is calculated using the net loss for the three and six month periods and the weighted average number of common shares outstanding for the three and six month periods ending June 30, 2017 of 127,349,643 and 124,320,760, respectively (June 30, 2016 of 119,601,638 and 118,900,812, respectively). The effect of any potential exercise of our stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 7: Commitments

We are committed to payments totaling $2,135,000 for activities related to our clinical trial, manufacturing and collaboration programs.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases. Annual payments under the terms of these leases are as follows:

Amount $
Remainder of 2017	145,601
2018	292,265
2019	256,838
2020	161,930
2021	43,130
899,764

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum once sales of a specified product commence.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2017

Note 8: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	June 30, 2017 $	December 31, 2016 $
Cash and cash equivalents	16,676,298	12,034,282
Short-term investments	—	2,088,800
Shareholders’ equity	14,267,843	10,689,620

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance access to capital in different jurisdictions, the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On February 16, 2016, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”) in Canada. Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on March 16, 2018 and allowed us to enter into our Canadian ATM equity distribution agreement (see Note 4). We use this equity arrangement to assist us in achieving our capital objective.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2017.

Note 9: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at June 30, 2017, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  As at December 31, 2016, 100% of our short-term investments were in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from financing activities. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss for the six month period ending June 30, 2017 by approximately $21,234.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss for the six month period ending June 30, 2017 by approximately $10,689. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net loss for the six month period ending June 30, 2017 by approximately $2,933.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at June 30, 2017 are as follows:

	U.S. Dollars $	British Pounds £	Euro €
Cash and cash equivalents	1,527,582	22,829	32,483
Accounts payable	(242,421)	(19,102)	—
	1,285,161	3,727	32,483

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 8.  Accounts payable are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2017

Note 10: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	Three Month Period Ending June 30, 2017 $	Three Month Period Ending June 30, 2016 $	Six Month Period Ending June 30, 2017 $	Six Month Period Ending June 30, 2016 $
Change in:
Accounts receivable	(25,625)	5,015	(7,703)	285,426
Prepaid expenses	(302,178)	(301,182)	(224,234)	(23,801)
Accounts payable and accrued liabilities	(37,818)	226,367	(757,716)	71,213
Non-cash impact of foreign exchange	148,715	107,381	135,101	429,398
Change in non-cash working capital related to operating activities	(216,906)	37,581	(854,552)	762,236

Other Cash Flow Disclosures

	Three Month Period Ending June 30, 2017 $	Three Month Period Ending June 30, 2016 $	Six Month Period Ending June 30, 2017 $	Six Month Period Ending June 30, 2016 $
Cash interest received	14,163	35,537	64,878	105,158
Cash taxes paid	—	(169)	—	(314)

Note 11: Other Expenses and Adjustments

We present our expenses based on the function of each expense and therefore include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses, and non-cash stock based compensation associated with research and development activity as a component of research and development expenses and amortization of property and equipment and stock based compensation associated with operating activities as a component of operating expenses.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2017

	Three Month Period Ending June 30, 2017 $	Three Month Period Ending June 30, 2016 $	Six Month Period Ending June 30, 2017 $	Six Month Period Ending June 30, 2016 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	45,340	7,567	(44)	77,459
Unrealized non-cash foreign exchange gain	(119,937)	(243,914)	(47,156)	(102,619)
Non-cash share based payments	58,270	60,717	126,103	120,320

Included in operating expenses:
Amortization of property and equipment	25,688	44,675	49,724	90,617
Non-cash share based payments	97,438	58,909	163,494	80,946
Office minimum lease payments	49,069	37,481	98,138	85,969

Note 12: Related Party Transactions

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	Three Month Period Ending June 30, 2017 $	Three Month Period Ending June 30, 2016 $	Six Month Period Ending June 30, 2017 $	Six Month Period Ending June 30, 2016 $
Short-term compensation and benefits	528,407	690,992	1,110,802	1,358,446
Termination benefits	779,666	—	779,666	—
Share-based payments	113,172	119,626	211,663	201,266
	1,421,245	810,618	2,102,131	1,559,712